November 14, 2008

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Dominion Resources, Inc.
Correspondence Submitted on August 22, 2008 Regarding
Annual Report on Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2008
File No. 1-08489

Dear Mr. Owings:

Dominion Resources, Inc. (the Company) received the Staff's letter dated October 17, 2008, which provided comments on the above-referenced documents.  References to "Dominion" in the letter refer to Dominion Resources, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

For your convenience, the Staff's comments are set forth below and are followed by the Company's responses.

General

1.
We note your responses to comments 1, 6, 7, and 8 in our letter dated August 8, 2008. In those responses, you state that you will take our comments into account as you work on future filings. Please provide us with your intended disclosure for the future filings.

Response
In our response to each comment below, we have described the elements and scope of any intended disclosure for future filings.  We have done this by presenting revisions to the disclosures contained in our Annual Report on Form 10-K filed February 28, 2008 (2007 10-K) and our Definitive Proxy Statement on Schedule 14A filed April 4, 2008 (2008 Proxy Statement) based on our current facts and circumstances.  These disclosures are for illustrative purposes only and any actual future disclosures will reflect the facts and circumstances that exist at the time of the related filing.  Also, we note that some of the anticipated responses involve activities of our Compensation, Governance and Nominating Committee (CGN Committee) and any future filings will be subject to their review and comments.  Also, our future disclosures will consider any future guidance, interpretations or new rules issued by the SEC or Staff on these matters and, as a result, the illustrative disclosures provided in this letter may change accordingly.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition, page 21

2.
In response to comment 1 in our letter dated August 8, 2008, in future filings, please discuss the reason or reasons that there has been higher energy use in your electric transmission and distribution operations and how you have made your operations and maintenance spending more efficient. Also, please discuss how the recent escalation in certain commodity prices has affected you. Finally, please update the proposed disclosure to take into consideration recent events affecting the credit market and such impact on your ability to execute your business plan, including your ability to fund capital expenditures, and discuss any effect on your ability to pay dividends and fund your stock repurchase program.

Response
Electric Transmission and Distribution Operations
We anticipate revising the discussion of our electric transmission and distribution operations in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations as follows:

“In our electric transmission and distribution operations, we are seeing continued strong growth in new customers and increased usage per customer on a weather-normalized basis. Growth is particularly strong in the major metropolitan areas of Virginia.
We believe that higher energy usage is influenced by several factors including the trend towards larger homes for residential customers and the proliferation of home electronic devices such as computers and televisions. Another factor is the growing number of energy-intensive computer data centers located in our Northern Virginia service territory.
Efficient operations and maintenance spending has also been critical to our performance. We have implemented an asset management process to ensure that we are optimizing our investments to balance cost, performance and risk. One such investment has been the installation of automated meter reading equipment, which allows for more accurate billing while requiring less manpower and resources. We continue to focus on making our operations more efficient through automation and the use of technology.”

Impact of Commodity Prices
In 2007, our exposure to commodity price risk was significantly reduced due to the sale of our non-Appalachian E&P business and the reinstatement of annual fuel rate adjustments, effective July 1, 2007, for the Virginia jurisdiction of our utility generation operations, with deferred fuel accounting for over- or under-recoveries of fuel costs.  While we continue to have exposure to commodity price risk through our other businesses, such as our merchant generation and Appalachian E&P operations, we believe this is adequately disclosed in our 2007 10-K as shown in the following excerpts from that filing:

In Item 1A. Risk Factors on page 15, we disclose:
•
“We use derivative instruments, including futures, swaps, forwards, options and financial transmission rights to manage our commodity and financial market risks. In addition, we purchase and sell commodity-based contracts primarily in the natural gas market for trading purposes. We could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if the counterparty fails to perform under a contract.”

•
“The success of our merchant power business depends upon favorable market conditions as well as our ability to find buyers willing to enter into power purchase agreements at prices sufficient to cover operating costs. We attempt to manage these risks by entering into both short-term and long-term fixed price sales and purchase contracts and locating our assets in active wholesale energy markets. However, high fuel and commodity costs and excess capacity in the industry could adversely impact our results of operations.”

•	“In addition, we use derivatives to hedge future sales of our merchant generation and gas production, which may limit the benefit we would otherwise receive from increases in commodity prices. These hedge arrangements generally include collateral requirements that require us to deposit funds or post letters of credit with counterparties to cover the fair value of covered contracts in excess of agreed upon credit limits. When commodity prices rise to levels substantially higher than the levels where we have hedged future sales, we may be required to use a material portion of our available liquidity and obtain additional liquidity to cover these collateral requirements. In some circumstances, this could have a compounding effect on our financial liquidity and results of operations.”

•
“Factors that may affect our financial results include, but are not limited to: damage to or suspension of operations caused by weather, fire, explosion or other events at our or third-party gas and oil facilities, fluctuations in natural gas and crude oil prices, results of future drilling and well completion activities, our ability to acquire additional land positions in competitive lease areas, drilling cost pressures, operational risks that could disrupt production, drilling rig availability and geological and other uncertainties inherent in the estimate of gas and oil reserves.”

•
“Short-term market declines in the prices of natural gas and oil could adversely affect our financial results by causing a permanent write-down of our natural gas and oil properties as required by the full cost method of accounting. Under the full cost method, all direct costs of property acquisition, exploration and development activities are capitalized. If net capitalized costs exceed the present value of estimated future net revenues based on hedge-adjusted period-end prices from the production of proved gas and oil reserves (the ceiling test) at the end of any quarterly period, then a permanent write-down of the assets must be recognized in that period.”

In Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 24 and 25, we disclose:
•
“The gas transmission pipeline and storage business serves Dominion’s gas distribution businesses and other customers in the Northeast, mid-Atlantic and Midwest. Included in our gas transmission pipeline and storage businesses is our gas gathering and extraction activity, which sells extracted products at market rates. Revenue provided by our regulated gas transmission and storage, and LNG operations is based primarily on rates established by FERC. The profitability of these businesses is dependent on our ability, through the rates we are permitted to charge, to recover costs and earn a reasonable return on our capital investments. Variability in earnings results from changes in rates and the demand for services, which can be dependent upon weather, changes in commodity prices, and changes in the cost of routine maintenance and repairs (including labor and benefits).”

•
“Our Appalachian natural gas E&P business generates income from the sale of natural gas and oil we produce from our reserves, including fixed-term overriding royalty interests formerly associated with volumetric production payment (VPP) agreements as discussed in Note 13 to our Consolidated Financial Statements. Variability in earnings relates to: changes in commodity prices, which are largely market-based; production volumes, which are impacted by numerous factors including drilling success and timing of development projects; and drilling costs which may be impacted by drilling rig availability and other external factors. We manage commodity price volatility by hedging a substantial portion of our expected production. These hedging activities may require cash deposits to satisfy collateral requirements.”

•
“Earnings from Dominion Energy’s other nonregulated business, producer services, are subject to variability associated with changes in commodity prices. Producer services uses physical and financial arrangements to hedge this price risk.”

•
“Variability in earnings provided by the merchant fleet relates to changes in market-based prices received for electricity and the demand for electricity, which is primarily dependent upon weather. We manage price volatility by hedging a substantial portion of our expected sales. Variability also results from changes in the cost of fuel consumed, labor and benefits and the timing, duration and costs of scheduled and unscheduled outages.”

Also in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, on pages 30 through 33, in our Analysis of Consolidated Operations section, we disclose the impact of realized prices on various income statement line items including those related to our merchant generation and Appalachian E&P operations. Additionally, on page 35, for our Appalachian E&P operations, we disclose:
•	average realized prices with and without hedging for the periods covered by the income statement; and
•	volumes and weighted average prices associated with hedges in place at period end.

We also provide disclosures regarding our exposure to commodity price risk in Item 7A. Quantitative and Qualitative Disclosures About Market Risk on page 49.

In conclusion, we believe that the foregoing disclosures from our 2007 10-K adequately address the impact of changes in commodity prices on Dominion.

Impact of Recent Credit Market Events
In this case, rather than providing sample revisions to our 2007 10-K disclosures, we have provided disclosure from our third quarter 2008 Form 10-Q regarding the impact of recent credit market events on our ability to execute our business plan, including our ability to fund capital expenditures and pay dividends.  In that filing, we included the following disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 43:

“Despite recent disruptions in the credit markets, we have sufficient access to liquidity for our daily operations through our credit facilities discussed in Note 15 to our Consolidated Financial Statements. While we continue to issue commercial paper, in October 2008 we borrowed $870 million from our credit facilities to reduce our exposure to the commercial paper market. We expect our operations to provide sufficient cash flow to fund maintenance capital expenditures and maintain or grow our dividend; however we expect to access the capital markets to fund growth capital expenditures. If necessary, we have the flexibility to mitigate the need for future debt financings and equity issuances, by postponing or cancelling certain planned capital expenditures without significantly impacting our earnings per share growth plans over the next several years. However, a material reduction or delay in growth projects would likely reduce our earnings per share growth rate longer term.”

We did not make any new disclosures with respect to our stock repurchase program in our third quarter 2008 Form 10-Q. We currently have no plans to engage in stock repurchases given our expectation that we will make long-term debt and equity issuances to fund our growth capital expenditure program. Additionally, in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 39 and 40 of our 2007 10-K, we disclosed that we expected to receive proceeds from stock issuances through our direct stock purchase plan and employee savings plans of between $200 million to $250 million in 2008.  While we also disclosed the remaining stock repurchase authorization provided by our Board of Directors, we did not disclose any plans for future stock repurchases.

Definitive Proxy Statement on Schedule 14A

Item 1 – Election of Directors, page 10

3.
In response to comment 6 in our letter dated August 8, 2008, in future filings, please provide a description of each director nominee that reflects the business experience of that director for the past five years without any gaps or ambiguities. For example, in your description of Peter W. Brown’s business experience, you state only that he is currently a physician in Virginia Surgical Associates and a director of Bassett Furniture Industries, Inc. As another example, you state only that Robert S. Jepson, Jr.’s business experience is that he is currently chairman and chief executive officer of Jepson Associates, Inc.

Response
In future filings, we will provide a description of each director nominee that includes specific dates and reflects the business experience of that director for the past five years without any gaps or ambiguities.  Using Mr. Jepson as an example, his description in the 2008 Proxy Statement would be as follows:

“Robert S. Jepson, Jr., 65, has been a director of Dominion since 2003.  Mr. Jepson has been chairman and chief executive officer of Jepson Associates, Inc., a private investment firm, since 1989.  He received his undergraduate and graduate degrees in business and commerce from the University of Richmond.  Mr. Jepson is the principal contributor and founder of the University of Richmond’s Jepson School of Leadership Studies.  Mr. Jepson serves on the Audit and Compensation, Governance and Nominating Committees.”

Compensation Discussion and Analysis, page 14

4.
In your response to comment 7 in our letter dated August 8, 2008, you state that if you engage in any benchmarking, in future filings, you will provide greater detail regarding these benchmarks and will identify the benchmark components. However, it appears that you already benchmark the components of base pay, annual incentive pay, long-term pay, and total compensation of each officer’s position against one or more appropriate job matches from certain surveys, based on primary job responsibilities and scope of the position, which is typically based on revenue or asset size, and in some circumstance, on number of employees. Therefore, if true, in future filings, please provide greater detail regarding these benchmarks and identify their components.

Response
As to our prior practices, we have used broad-based third-party survey data and data from surveys that are industry specific to compare our compensation levels to those in the market for companies with similar revenue size.  Typically, more than 1,000 companies participate in a broad-based survey and from 90 to 300 companies participate in an industry specific survey. Due to the broad participation in the third-party surveys, we review the survey data without considering or identifying the companies that participate in each survey and we do not analyze compensation practices of individual companies participating in the surveys.  For example, a position match from a particular survey may have had 350 companies out of the 1,000 companies participating in the survey provide data for that particular position match.  We do not analyze the companies participating in the survey to establish which companies have comparable revenue size, or which have similar positions to Dominion and, therefore, we have no way of identifying which 350 companies provided information for that particular position.  In future filings, we will provide a more detailed explanation of how we use comparative compensation information we obtain from survey data and will identify the survey components.

Using the language from the 2008 Proxy Statement, the revised disclosure would read substantially as follows:

“Survey compensation data is used as a reference point for market-pricing the compensation of named executive officers.  As discussed above in Factors in Setting Compensation, this is one of several considerations used in setting compensation at Dominion. We compare the base salary, total cash (base salary plus targeted annual incentive pay), targeted long-term incentive pay, and total direct compensation (total cash plus targeted long-term incentive pay) components of our compensation program against 50th and 75th percentile data.  Generally, our program is designed to pay base and total cash at or slightly above the 50th percentile.  Total direct compensation is targeted between the 50th and 75th percentiles, with actual performance of the incentive-based compensation metrics determining what will actually be earned.

For our named executive officers, we use a combination of survey and peer group information to establish the 50th percentile and the 75th percentile for base salary, total cash, long-term incentive awards, and total direct compensation.  For 2007 compensation decisions, the survey information used for named executive officer positions consisted of the average of three to four broad-based or industry-specific surveys of compensation paid to officers holding similar positions at companies with corporate revenues consistent with our revenues.  The survey average and the peer group average compensation were equally weighted to determine the percentile information.  The component companies of the surveys used in 2007 are listed in Appendix A.  The peer group companies are identified below under The Peer Group.

Due to the broad participation in the surveys, we do not compare our financial performance against any of the survey population.  We consider our peer companies to be more relevant and we do review our financial performance against our peer companies as part of our annual compensation setting process, as described above under Our Process and below under The Peer Group and Peer Group Comparisons.”

The Annual Incentive Program, page 17

5.
In response to comment 8 in our letter dated August 8, 2008, you state that the safety, emergency response, response to power outages, environmental, and other targets were discretionary goals by which you could reduce payouts, rather than necessary targets to be achieved to earn a full payout. Therefore, you did not deem these goals to be material and did not provide a quantitative discussion of the terms of each operating and stewardship target. In future filings, please provide these goals and a quantitative discussion of the terms of each operating and stewardship target.

Response
In future filings, we will provide a detailed description and quantitative discussion of the terms of each operating and stewardship goal that applies to the named executive officers under the terms of an incentive plan, unless we have determined in good faith that such target is not a material component of the company’s executive compensation policies or decisions or that disclosure of such performance target would result in competitive harm.  If we omit a material performance target, we will discuss how difficult it will be for the executive to achieve the undisclosed target level, factor, or criteria.

As an example, based on the Commission’s comments, we would revise the disclosure regarding operating and stewardship goals on page 19 of the 2008 Proxy Statement to read as follows:

“Each business unit establishes and scores its own operating and stewardship goals and Mr. Farrell reviews the scores for each officer.  As discussed above under How We Determine AIP Payout Scores, the operating and stewardship goal category is not a component of the weighted goal categories for Mr. Farrell and Mr. Chewning.  For the other named executive officers, operating and stewardship are discretionary goals, rather than necessary targets to be achieved to earn a full payout.  If the goals are not fully achieved, the CGN Committee may apply negative discretion to reduce a payout.

Mr. McGettrick had operating and stewardship goals in four categories: safety; Fossil and Hydro operating and maintenance (O&M) expenditures and Nuclear production costs; Fossil & Hydro operational performance; and a target Nuclear Equivalent Forced Outage Rate (EFOR).  Each goal carried a 3.75% weighting in the overall 15% weighted operating and stewardship goal category.

Mr. McGettrick’s safety goal was to minimize the OSHA recordable incident rate for Fossil & Hydro and Nuclear operations to a specified target number and due to an accident at the Company’s Salem Harbor Power Station that resulted in three fatalities, Mr. McGettrick’s safety goal score was zero.  Mr. McGettrick’s O&M Expenditure/Production Cost goals were to cap Fossil & Hydro expenses and nuclear production costs at targeted dollar amounts and these goals were exceeded.  His Fossil & Hydro peak operational performance goal was to target availability during peak season months to a specified percentage and this target was also exceeded.  The EFOR target goal was not fully achieved. Under the AIP design, extra credit earned by exceeding operating and stewardship goals in other categories as well as the Six Sigma goal extra credit of 4% could be applied to offset a goal shortfall in any category other than safety or regulatory compliance.  Extra credit was applied to offset the EFOR goal shortfall but could not offset the missed safety goal, resulting in 11.3% overall goal achievement for Mr. McGettrick in the operating and stewardship category.

Mr. Johnson had operating and stewardship goals in five categories: safety, power outage durations, emergency response, customer response to outages, and customer retail acquisition costs.  Each goal carried a 3% weighting in the overall 15% weighted operating and stewardship goal category.

Mr. Johnson’s safety goal was to minimize days away, restricted duty and transferred (DART) incidents to a specified target number and this goal was exceeded.  His power outage duration goal was tied to the System Average Outage Duration Index (SAIDI) and this goal was not achieved due to hurricanes and other major storms.  Mr. Johnson’s emergency response goal was to achieve a target average response time to gas emergencies and this goal was achieved. Mr. Johnson also received full credit for achieving a specified average speed of answer to customer call center calls and meeting a targeted dollar amount for retail acquisition costs.  The Six Sigma goal extra credit of 4% was applied to offset the SAIDI goal shortfall, resulting in 100% goal achievement for Mr. Johnson in the 15% weighted operating and stewardship goal category.

Due to the divestiture of Dominion E&P, Mr. Radtke received a deemed 100% goal achievement credit for his operating and stewardship goals.

The table below summarizes goal achievement for the named executive officers including the discretionary operating and stewardship goals.

	Consolidated Financial Goal	Business Unit Financial Goal	Operating and Stewardship Goals	Six Sigma Goals	Final Goal Achievement
Mr. Farrell	90%	N/A	N/A	10%	100%
Mr. Chewning	90%	N/A	N/A	10%	100%
Mr. Radtke	25%	50%	15%	10%	100%
Mr. McGettrick	25%	50%	11.3%	10%	96.3%
Mr. Johnson	25%	50%	15%	10%	100%

Based on the missed safety goal in the Generation business unit, the CGN exercised negative discretion and lowered Mr. McGettrick’s payout score to 96.3%.  The other named executive officers were paid out based on a 100% payout score.”

If you have any questions or require further information, please call Ash Sawhney at (804) 771-3962 or fax him at (804) 771-6519 or call me at (804) 819-2450 or fax me at (804) 819-2638.

Sincerely,

/s/ Thomas P. Wohlfarth
Thomas P. Wohlfarth
Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

Appendix A
Addendum to response #4 – For illustrative purposes only

1-800 CONTACTS, Inc.	21st Century Oncology, Inc.
7-Eleven, Inc.	99 Cents Only Stores
A.T. Kearney, Inc.	AAA National Office
ABM Industries, Inc.	Abt Associates Inc.
Accident Fund Insurance Company of America	ACCO Brands Corporation
ACE Limited - ACE USA	ACUITY
Ada County	ADC Telecommunications
Aditya Birla Minacs	Administaff
Advance Auto Parts	Advocate Healthcare
AEGON USA	Aeronix, Inc.
AET Inc. Ltd.	Aetna, Inc.
AFLAC, Inc.	AGL Resources
Agnesian HealthCare	AIG
AIPSO	Air Frame Manufacturing & Supply Company, Inc.
Air Products and Chemicals	Airlines Reporting Corporation
Airlite Plastics Co.	Akerman Senterfitt
Akzo Nobel, Inc.	Alcoa, Inc.
Allegheny Energy	Allete
Alliance Laundry Systems	Alliant Energy
Alliant Techsystems	Allina Health System
Allstate Corporation	Alltel Corporation
ALSAC/St. Jude Children's Research Hospital	Amcor PET Packaging, Inc.
Ameren Corporation	American Airlines, Inc.
American Cancer Society	American Century Investments
American College of Emergency Physicians	American Electric Power
American Enterprise Group, Inc.	American Express
American Family Insurance	American Greetings
American Institute of Physics	American National Standards Institute
American Red Cross, Louisville Area Chapter	American Signature Inc.
American Transmission	American University
AmeriCredit Corp.	AMERIGROUP Corporation
AmeriHealth Mercy Health Plan	AmeriPride Services Inc.
Ameriprise Financial	AmerisourceBergen Corporation
Ameristar Casinos, Inc.	Amica Mutual Insurance Company
AMN Healthcare, Inc.	Amplifon USA
AmTrust Bank	ANH Refractories Company
Anheuser-Busch Companies, Inc.	Anne Arundel Medical Center
AOL LLC	Apartment Investment and Management Company
APC/MGE Critical Power & Cooling Services	APCapital, Inc.
Apex Systems, Inc.	APL Ltd.
APM Terminals North America Inc.	Apogee Enterprises, Inc.
APP Pharmaceuticals, Inc.	Aptium Oncology
Arby's Restaurant Group	Arch Coal, Inc.
Archer Daniels Midland Company	Archon Group, L.P.
Archstone	Areva NP
Argonaut Group	Argonne National Laboratory
Arkansas Blue Cross Blue Shield	Arlington County Government
Arnold and Porter, LLP	Array Marketing Group, Inc.
ARTEL, Inc.	Arup North America Limited
Ashmore Energy International	Associated Banc-Corp
Assurant, Inc. - Solutions	Asurion
AT&T, Inc.	AtlantiCare Regional Medical Center

Appendix A
Addendum to response #4 – For illustrative purposes only

Aurora Health Care	Aurora Loan Services
Auto Club Group	Automatic Data Processing (ADP)
Automobile Club of Southern California	AutoZone, Inc.
AvalonBay Communities, Inc.	Aviall, Inc.
Avis Budget Group	Avista
Aviva USA	AXA Equitable
Babson College	Ball State University
Bank of the West	Banner Health
Banner Health - Banner Good Samaritan Medical Center	Baptist Health System, Inc.
Barquin International	Barr Pharmaceuticals, Inc.
Battelle	Bausch & Lomb, Inc.
Baxter International	Baylor Health Care System - Baylor University Medical Center
Baystate Health System	BDO Seidman, LLP
Bechtel Corporation	Bechtel Plant Machinery, Inc.
Belk, Inc.	Best Buy Company, Inc.
BG US Services	Big Lots, Inc.
Bill & Melinda Gates Foundation	Bio-Rad Laboratories
Birmingham-Southern College	Black & Veatch Corporation
Black Hills	Blockbuster Inc.
BloodSource	Blue Cross & Blue Shield of Rhode Island
Blue Cross & Blue Shield of Rhode Island - The Health & Wellness Institute, LLC	Blue Cross and Blue Shield of Alabama
Blue Cross and Blue Shield of Kansas	Blue Cross and Blue Shield of Massachusetts
Blue Cross of Idaho Health Service, Inc.	Blue Cross of Northeastern Pennsylvania
Blue Shield of California	Bluebonnet Credit Union
BlueCross BlueShield of Florida	BlueCross BlueShield of Kansas City
BlueCross BlueShield of Louisiana	BlueCross BlueShield of Nebraska
BlueCross BlueShield of North Carolina	BlueCross BlueShield of South Carolina
Bluegreen Corporation	Bluegreen Corporation - Alliance Marketing
BMW Manufacturing Co., LLC	Board of Governors of the Federal Reserve System
Boart Longyear	Bob Evans Farms, Inc.
Boeing Employees Credit Union	Boise Cascade, LLC
Boise Inc.	BOK Financial, Inc.
Booz Allen Hamilton	Boston Market Corporation
Boston Medical Center HealthNet Plan	Boston Scientific Corporation
Boston University	Bovis Lend Lease
Boy Scouts of America	Brady Corporation
Branch Banking & Trust Company	Bremer Financial Corporation
Brightstar Corporation	British Gas North America, LLC
Broadlane, Inc.	Broadridge Financial Solutions, Inc.
Brookdale Senior Living	Brookhaven National Laboratory
Broward Health	Brown and Caldwell
Bryan Cave LLP	BSH Home Appliances Corporation
Buckingham Asset Management, LLC	Buffets, Inc.
Building Materials Holding Corporation	Burger King Corporation
Busch LLC	Business & Legal Reports, Inc.
Butler Animal Health Supply, LLC	C&S Wholesale Grocers

Appendix A
Addendum to response #4 – For illustrative purposes only

Cablevision Systems Corporation	CACI International, Inc.
CAE Simuflite Civil Training and Services	CAE Simuflite Military Simulation & Training
California Hospital Association	California Independent System
California Institute of Technology	California ISO
California Pizza Kitchen	Callaway Golf Company
Calpine	Calpine Containers, Inc.
Canadian Pacific US	Capgemini
Capital BlueCross	Capital Metropolitan Transportation Authority
Capital One Financial Corporation	Capital Region Health Care Corporation
CapitalSource	Cardinal Health, Inc.
CareFirst BlueCross BlueShield	Cargill, Inc.
Carilion Clinic	Carlson
Carolinas HealthCare System	Carpenter Technology Corporation
Case New Holland	Catholic Health Initiatives
Catholic Healthcare West (CHW)	Catholic Knights
CBRL Group	CDI Corporation, Inc.
CDI Corporation, Inc. - Business Solutions Group	CDI Corporation, Inc. - MRI
CDI Corporation, Inc. - Todays Staffing	CDM, Inc.
Celestica	Celgard, LLC
Celina Insurance Group	Cemex, Inc. US
Centegra Health System	CenterPoint Energy
Central Georgia Health System/The Medical Center of Central Georgia	Central Vermont Public Service
CenturyTel, Inc.	Ceradyne, Inc.
CGGVeritas	CGI Technologies and Solutions, Inc.
CH2M Hill	Chart Industries, Inc.
Cheniere Energy	Chevron Phillips Chemical Company
Chevy Chase Bank	Chicago Mercantile Exchange, Inc.
Chicago Transit Authority	Children's Healthcare of Atlanta
Children's Hospital and Health System	Children's Hospital Boston
Children's Hospital Central California	Children's Hospitals and Clinics of Minnesota
Children's Medical Center of Dallas	Children's Memorial Hospital
Children's National Medical Center	Chiquita Brands International, Inc.
Choice Hotels International, Inc.	Christian City Convalescent Center
CHRISTUS Health	Chromalox, Inc.
CHS Inc.	Church & Dwight
CIGNA Corporation	Cincinnati Children's Hospital Medical Center
Circuit City Stores, Inc.	Citect, Inc.
Citi North America Operations & Technology	Citizens Financial Group, Inc.
Citizens Property Insurance	City National Bank

Appendix A
Addendum to response #4 – For illustrative purposes only

City of Austin	City of Charlotte
City of Frederick	City of Greensboro
City of Hope	City of Houston
City of Overland Park, Kansas	City of Redmond
City of Richmond	City Public Service
Clarkston Consulting	Classified Ventures, LLC
Cleco Corporation	Cleveland Brothers Equipment Co., Inc.
Cleveland Catholic Charities	Clifton Gunderson LLP
CMGI	CMS Energy
CMWA	CNA Financial Corporation
Coca-Cola Bottling Company Consolidated	Cogentrix Energy, Inc.
Coinstar, Inc.	Colgate Palmolive Company
College of DuPage	College of William & Mary
Colonial Banc Group	Colorado Springs Utilities
Commonwealth Health Corporation	Community Health Network
Compass Bank	Compass Group North America Division
CompuCom Systems, Inc.	Computer Sciences Corporation
Computer Technology Associates, Inc.	Computershare
ConAgra Foods, Inc.	Concentra, Inc.
Conseco, Inc.	Consolidated Edison
Constellation Energy	Continuum Health Partners
Control Components, Inc.	Convergys Corporation
Cornell University	Corning, Inc.
Corporate Executive Board	Corporate Express USA
Corrections Corporation of America	Country Financial
Covance, Inc.	Covenant Health
Cox Enterprises, Inc.	Cox Target Media
Cranston Print Works Company	Creative Memories
Credit Acceptance Corporation	Crowe Chizek and Company, LLC
Crowley Maritime Corporation	Crown Castle International Corporation
CSX	Cubic Corporation
Culligan International Company	Cummins Inc.
CUNA Mutual Group	Curtiss-Wright Corporation
CVS/Caremark	Daiichi Sankyo, Inc.
Dallas Central Appraisal District	Dal-Tile Corporation
Darden Restaurants, Inc.	Dassault Falcon Jet Corporation
Day & Zimmermann Group, Inc.	DCP Midstream
Deere & Company	Del Monte Foods Company
DeLorme Publishing	Delta Air Lines, Inc.
Denny's Inc.	Denver Health & Hospital Authority
DePaul University	Devon Energy
DeVry, Inc.	Diebold Incorporated
DigitalGlobe	Digitas
Diversified Investment Advisors	DLA Piper US, LLP
Dobbs Temporary Services, Inc. d/b/a Pro Staff Personnel Services ("Pro Staff")	Doherty Employment Group

Appendix A
Addendum to response #4 – For illustrative purposes only

Dollar General Corporation	Dollar Thrifty Automotive Group
Dominion Resources, Inc.	Domino's Pizza
Donaldson Company, Inc.	Dorsey & Whitney LLP
Downey Savings & Loan Association	DPL Inc.
Dresser-Rand Company	DSC Logistics
DSW, Inc.	Duke Energy
Duke Realty Corporation	Duke University and School of Medicine
Dunkin' Brands, Inc.	Duquesne Light Holdings, Inc.
Dynegy	E.ON U.S.
EarthLink	Econergy International Corporation
Eddie Bauer Holdings, Inc.	EDFUND
Edison International	EDS
Education Management Corporation	Edward Jones
Edwards Lifesciences, LLC	El Paso Corporation
Electric Power Research Institute	Electro Rent Corporation
Elsevier	EMCOR Group, Inc.
Employers Mutual Casualty Company	Enbridge Energy
Energen	Energizer
Energy Future Holdings	Energy Northwest
ENSCO International, Inc.	Entergy
Enterprise Products Partners, LP	Enzon Pharmaceuticals, Inc.
EOG Resources, Inc.	EPCO
Equifax, Inc.	Equity Office
Erickson Retirement Communities	Erie Insurance Group
Ernst & Young, LLP	Essilor of America
Essroc Cement Corporation	Estee Lauder Companies, Inc.
Esurance, Inc.	Evanston Northwestern Healthcare
Excellus BlueCross BlueShield	Exel, a DPWN Company
Exelon	Exempla Healthcare, Inc.
Express Scripts, Inc.	Faegre & Benson, LLP
Fairmont Raffles Hotels International	Fairview Health Services
Farm Credit Bank of Texas	Farmers Insurance Group
Farmland Foods, Inc.	FBL Financial Group, Inc.
FBR Group	FCCI Insurance Group
Federal Home Loan Bank of Atlanta	Federal Home Loan Bank of Cincinnati
Federal Home Loan Bank of Dallas	Federal Home Loan Bank of Pittsburgh
Federal Reserve Bank of Atlanta	Federal Reserve Bank of Boston
Federal Reserve Bank of Dallas	Federal Reserve Bank of Kansas City
Federal Reserve Bank of Philadelphia	Federal Reserve Bank of Richmond
Federal Reserve Bank of San Francisco	Federal Reserve Bank of St. Louis
Federal Reserve Information Technology	Federal-Mogul Corporation
Federated Investors	FedEx Express
FedEx Freight System	FedEx Kinko's
Fellowes, Inc.	Fender Musical Instruments
Fenwick & West, LLP	Ferguson Enterprises, Inc.
Fermi National Accelerator Laboratory	Ferrellgas
Fidelity Investments	FINRA

Appendix A
Addendum to response #4 – For illustrative purposes only

Fireman's Fund Insurance Company	First Data Corporation
First Midwest Bank, Inc.	FirstEnergy
Fleetwood Enterprises, Inc.	Fletcher Allen Health Care
Flint Group	FMOL Health System
Foamex International, Inc.	Foot Locker, Inc.
Forest City Enterprises	Forest Laboratories Inc.
Fox Chase Cancer Center	Fox Networks Group
FPL Group	Freddie Mac
Freedom Communications, Inc.	Fresenius Medical Care NA
Friendly Ice Cream Corporation	G&K Services, Inc.
Gambro, Inc.	Gambro, Inc. - BCT
GameTech International	Gartner, Inc.
GATX Corporation	GCI Communication Corp
GE Healthcare	GEICO
Geisinger Health System	GenCorp, Inc.
General Dynamics Information Technology	General Growth Properties, Inc.
General Nutrition, Inc.	General Parts International, Inc.
Generali USA Life Reassurance Company	Geokinetics
Georgia System Operations Corporation	Georgia Transmission Corporation
GeoVera Holdings, Inc.	Gibraltar
Girl Scouts of the USA	Givaudan US
GKN America Corporation	Glatfelter
Global Payments, Inc.	Gold Fields Exploration, Inc.
Golden Horizons LLC	Golden Innovations
Golden Innovations - AEGIS	Golden Star Resources Ltd.
Golden Ventures LLC	Goodrich Corporation
Goody's Family Clothing	Gordon Food Service
Government Employees Hospital Association, Inc.	Graco, Inc.
Grady Health System	Graham Packaging Company
Grange Mutual Casualty Company	Great American Financial Resources, Inc.
Greater Harris County 9-1-1 Emergency Network	Great-West Life & Annuity
Greenberg Traurig, PA	Group
Group Health Cooperative	GTECH Corporation
Guaranty Financial Group, Inc.	H. E. Butt Grocery Company
H. J. Heinz Company	Haemacure Corporation U.S.
Handango, Inc.	Hannaford Bros. Co.
Harley-Davidson Motor Company	Harman International Industries, Inc.
Harris Associates L.P.	Harris County Hospital District
Harris Interactive Inc.	Harris Teeter, Inc.
Hartford HealthCare Corporation	Harvard Pilgrim Health Care
Harvard University	Harvard Vanguard Medical Associates
Hastings Mutual Insurance Company	Hawaiian Electric
HCA	HD Supply
Health Care Service Corporation	Health Net, Inc.
Health Partners	HealthEast Care System
HealthPartners	HealthSpring, Inc.
Healthways, Inc.	Heartland Regional Medical Center

Appendix A
Addendum to response #4 – For illustrative purposes only

Heller Ehrman, LLP	Helmerich & Payne, Inc.
Henkel of America	Henry Ford Health System
Henry Schein, Inc.	Herbalife International of America
Hercules Offshore, Inc.	Herman Miller, Inc.
Hess Corporation	Hexion Specialty Chemicals
Highmark	Hill-Rom Company
Hilti, Inc.	Hines Interests, LLP
HNTB Companies	Holy Spirit Hospital
Honeywell International, Inc.	Horizon Blue Cross Blue Shield of New Jersey
Hospira, Inc.	Hospital of the University of Pennsylvania
Hospital Sisters Health System	Houghton Mifflin Company
Howard Hughes Medical Institute	HSBC-North America
Humana, Inc.	Hunter Douglas Inc.
Hunton & Williams, LLP	Huttig Building Products, Inc.
Hyatt Corporation	Hyundai Motor America
I.C. System, Inc.	IAC/InteractiveCorp
ICMA Retirement Corporation	IDACORP
Idaho Power Company	Idearc Media
IDEXX Laboratories	IKEA USA
IKON Office Solutions	Illinois Municipal Retirement Fund
IMC, Inc.	Immix Management Services
IMS Health	Incepture, Inc.
Independence Blue Cross	Indiana University
Indianapolis Public Schools	Information Handling Services (IHS)
ING North America Insurance Corporation US Financial Services	Ingram Industries, Inc.
Innovative Productivity, Inc.	Inova Health System
Integrys Energy Group	InterContinental Hotels Group Americas
Interface Solutions	Intermountain Health Care, Inc.
International Dairy Queen, Inc.	International Game Technology
International Imaging Materials, Inc.	International Paper Company
International Truck and Engine	Interstate Bakeries Corporation
Invensys Controls	Invesco PLC
Investment Company Institute	ION Geophysical Corporation
iPCS, Inc.	Iron Mountain
ITC Holdings Corp	Itochu International, Inc. North America
ITT Systems Division	J. C. Penney Company, Inc.
J.R. Simplot Company	Jackson Health System
Jackson National Life Insurance Company	Jacobs Engineering Group, Inc.
James City County Government	James Hardie Building Products
JEA	Jefferson County Public Schools
Jefferson Wells International	JetBlue Airways
JM Family	Jo-Ann Fabric & Craft Stores Inc.
Jockey International, Inc.	John Hancock Financial Services, Inc.
John Wiley & Sons, Inc.	Johns Hopkins HealthCare, LLC
Johns Manville	Johnson Controls Power Solutions
Johnson Financial Group	Johnson Outdoors, Inc.
JohnsonDiversey, Inc.	Jones Lang LaSalle
Jordan's Furniture	JPI
Judicial Council of California	K. Hovnanian Companies

Appendix A
Addendum to response #4 – For illustrative purposes only

Kaiser Permanente	Kamehameha Schools
Kao Brands Company	Katun Corporation
Kellogg Company	Kelsey-Seybold Clinic
Kemper Auto and Home Group	Kennebunk Savings Bank
Kennedy Health System	Kentucky Higher Education Student Loan Corporation
Kentucky Lottery Corporation	Kerry, Inc. US
Kewaunee Scientific Corporation	KeyCorp
Keystone Automotive Industries	Keystone Foods, LLC
Kforce Inc.	Kiddie Kandids
KIK Custom Products	Kimberly-Clark Corporation
Kindred Healthcare, Inc.	Klein Tools, Inc.
Knight	Knowledge Learning Corporation
Kohler Company	Kohl's Department Stores
Konecranes, Inc.	Kyocera America, Inc.
L.L. Bean, Inc.	Laboratory Corporation of America
Lancaster General	Lance, Inc.
Land O'Lakes, Inc.	LandAmerica Financial Group, Inc.
LANXESS Corporation US	Latham & Watkins LLP
Laureate Education, Inc.	Laureate Education, Inc. - Laureate Online Education
Leatherman Tool Group, Inc.	Legacy Health System
Legal & General America, Inc.	Lehigh Valley Hospital and Health Network
Lennox International, Inc.	Leprino Foods Company
Leupold & Stevens, Inc.	Level 3 Communications
LG Electronics USA, Inc.	LGE MobileComm USA
Liberty Mutual Group	LifeBridge Health - Levindale Hebrew Geriatric
LifeBridge Health - Sinai Hospital of Baltimore	Limited Brands, Inc.
LINAK U.S. Inc.	Linens 'n Things, Inc.
Link-Belt Construction Equipment Company	Liz Claiborne, Inc.
Loews Corporation	Logan's Roadhouse
LORD Corporation	Lorillard Tobacco Company
Los Alamos National Laboratory	Los Angeles Community College District
Los Angeles Unified School District	Louisiana Legislative Auditor
Louisville Regional Airport Authority	Lower Colorado River Authority
Luxottica Retail US	M&T Bank Corporation
Macy's, Inc.	Magellan Health Services
Magellan Midstream Holdings, LP	Magellan Midstream Holdings, LP - Pipeline Operations
Magellan Midstream Holdings, LP - Transportation	Main Line Health, Inc.
Main Street America Group	Malcolm Pirnie, Inc.
Mann+Hummel Advanced Filtration Concepts, Inc.	Mannatech, Inc.
Manpower, Inc.	Maricopa Integrated Health Systems
Markem-Imaje	Marriott International
Mars North America	Mars North America - Mars Food US
Marshall & Ilsley Corporation	Marshfield Clinic
Martek Biosciences Corporation	Martha Jefferson Hospital
Mary Kay, Inc.	Maryland Procurement Office
Masco Corporation	Massachusetts Institute of Technology
MassMutual Life Insurance Company	Mattel, Inc.
Mayo Foundation	McDonald's Corporation

Appendix A
Addendum to response #4 – For illustrative purposes only

MCG Health	McKesson Corporation
MDU Resources	MeadWestvaco Corporation
Mecklenburg County Government	Medco Health Solutions, Inc.
Media General	MedPlus, Inc.
Medrad, Inc.	MedStar Health
Meeting Consultants, Inc.	Memorial Hermann
Mercedes-Benz USA	Mercury Insurance Group
Metal Technologies, Inc.	Metaldyne
MetalTek International	Metavante Corporation
Methodist Health System	MetLife
Metropolitan Atlanta Rapid Transit Authority (MARTA)	Metropolitan Transit Authority
MFS Investment Management	MGA Entertainment
MGE Energy	Michael Baker Corporation
Michaels Stores, Inc.	Michelin North America, Inc.
Midwest Airlines, Inc.	Millbrook Partners
Miller Brewing Company	Milliken & Company
Mills-Peninsula Health Services	Mine Safety Appliances Company
Mirant Corporation	Mitsubishi Motors North America
Modern Woodmen of America	Molex
MoneyGram International, Inc.	Morgan, Lewis & Bockius LLP
Morrison & Foerster, LLP	Mortgage Guaranty Insurance Corporation
Moses Cone Health System	Motion Picture Industry Pension & Health Plans (MPIPHP)
Motorists Insurance Group	MTS Systems Corporation
Mueller Water Products	Munich Reinsurance America, Inc.
Mutual of Enumclaw Insurance Company	Mutual of Omaha
Nash Finch Company	National Association of Home Builders
National Church Residences	National Futures Association
National Rural Telecommunications Cooperative	National Rural Utilities Cooperative Finance Corporation (NRUCFC)
National-Louis University	Nature's Sunshine Products
Nautilus, Inc.	Navarre Corporation
Navy Federal Credit Union	NCCI Holdings, Inc.
NCO Financial Systems, Inc.	Neiman Marcus Group
Nelnet, Inc.	Nestlé USA, Inc.
New York ISO	New York Life Insurance Company
New York Power Authority	New York Presbyterian Hospital
New York State Catholic Health Plan, d/b/a Fidelis Care New York	NewPage Corporation
Nexen Petroleum USA, Inc.	Nicor
Nike, Inc.	North Carolina Baptist Hospital
North Memorial Health Care	Northeast Georgia Health System, Inc.
Northeast Health	Northeast Utilities
Northern Arizona University	NorthWestern Energy
Northwestern Mutual	Northwestern University
Novant Health, Inc.	Novartis Animal Health US, Inc.

Appendix A
Addendum to response #4 – For illustrative purposes only

Novartis US - CIBA Vision Corporation	Novo Nordisk Inc.
NRG Energy	NSK Americas
NSTAR	Nutricia North America
NW Natural	NYU Medical Center
Oakland County Government	Oakwood Healthcare, Inc.
Oberg Industries, Inc.	Océ Business Services
OfficeMax Incorporated	OGE Energy
Oglethorpe Power Corporation	Ohio Police and Fire Pension Fund
OhioHealth	Old Dominion Electric Cooperative
Old Dominion University Research Foundation	Omaha Public Power
Omya Industries	OneAmerica Financial Partners, Inc.
OneBeacon Insurance	ONEOK, Inc.
Operator	Opus Corporation
Orange County Government	Orange County Public Schools
Orange County's Credit Union	Orbital Sciences
Orica USA Inc.	Orrick, Herrington & Sutcliffe, LLP
OSI Industries, LLC	Otter Tail
Our Lady of the Lake Regional Medical Center	Owens Corning
PACCAR	PACCESS, LLC
Pacific Gas & Electric	Pacific Northwest National Laboratory
PacifiCorp	Packaging Corporation of America
PAETEC	Palos Community Hospital
Panduit Corporation	Papa John's International, Inc.
Park Nicollet Health Services	Parkland Health & Hospital System
Parkview Health	Parkway Corporation
Parsons Child & Family Center	Partner Reinsurance Company of the U.S.
Pearson Education	Penn State Hershey Medical Center
Pentair, Inc.	Pepco Holdings, Inc.
Pernod Ricard USA	Perot Systems Corporation
PETCO Animal Supplies, Inc.	Pharmaceutical Product Development, Inc.
Pharmavite, LLC	PHH Arval
Phillips-Van Heusen Corporation	Phoenix Children's Hospital
Phoenix Companies	PHOENIX Process Equipment Company
Piaggio Group Americas	Pinnacle West Capital
Pioneer Hi-Bred International	Pioneer Natural Resources USA, Inc.
Pitney Bowes, Inc.	PJM Interconnection
Plains Exploration & Production Company	Plante & Moran, PLLC
Plum Creek Timber Company, Inc.	PNC Financial Services Group, Inc.
PNM Resources	Policy Studies Inc.
PolyOne Corporation	Port Authority of New York & New Jersey
Port of Portland	Port of Seattle
Portland General Electric	PPL Corporation
Premera BlueCross	Premier Manufacturing Support Services, Inc.
Pressure Chemical Co.	PricewaterhouseCoopers
Pride International	Prime Therapeutics LLC
Principal Financial Group	Priority Health

Appendix A
Addendum to response #4 – For illustrative purposes only

Progress Energy	Progressive Corporation
Protection One	Protective Life Corporation
Providence Health System in Oregon	Prudential Financial, Inc.
PSC	Public Company Accounting Oversight Board
Public Service Enterprise	Publix Super Markets, Inc.
Puget Energy	Pulmuone Wildwood, Inc.
Pulte Homes, Inc.	QBE Regional Insurance
QSC Audio Products, LLC	Qualcomm, Inc.
Quest Diagnostics	Questar Corporation
Quintiles	Qwest Communications International, Inc.
R.H. Donnelley, Inc.	Rabobank, N.A.
Rackspace IT Hosting	Ralcorp Holdings, Inc.
Raley's	Raymond James Financial
RBC Bank	RBC Wealth Management
Reader's Digest Association	Reckitt Benckiser, Inc.
Recreational Equipment, Inc.	Redcats USA
Reed Construction Data	Reeves Brothers, Inc.
Regency Centers	Regions Financial Corporation
Reliant Energy	Reliant Resources
Renaissance Learning, Inc.	Republic Underwriters Insurance Company
Retail Ventures Services, Inc. - Filene's Basement	Rexam Plastic Sector U.S.
Reynolds American, Inc.	Rich Products Corporation
Rio Tinto plc US	Rite Aid Corporation
RLI Insurance Company	Robert Bosch LLC
Robins, Kaplan, Miller & Ciresi, LLP	Roche Diagnostics US
Rockwell Automation, Inc.	Rockwell Collins
Rogers Corporation	Rosetta Stone, Inc.
Ross Stores, Inc.	Roundy's Supermarkets, Inc.
RR Donnelley & Sons	RREEF
RSC Equipment Rental	RSM McGladrey
Rush University Medical Center	Russell Reynolds, Associates
Ryder Systems, Inc.	S&C Electric Company
S. C. Johnson & Son, Inc.	Sabre Holdings Corporation
SAE International	Safeco Corporation
Safety-Kleen Systems, Inc.	SAIF Corporation
Saint Agnes Medical Center	Saint Joseph Health System
Saint Luke's Health System	Saint Raphael Healthcare System
Sallie Mae	Salt River Project
Sam Levin, Inc.	Samson Investment Company
San Antonio Federal Credit Union	San Antonio Water System
San Diego County Regional Airport Authority	Sanmina-SCI Corporation
Sanofi-Aventis US	Sara Lee Corporation
Sauer-Danfoss	Save the Children Federation, Inc.
SAVVIS, Inc.	SBA Network Services, Inc.

Appendix A
Addendum to response #4 – For illustrative purposes only

SCANA Corporation	SCF Arizona
SCF Arizona - Premier	Schlumberger Oilfield Services
Schneider Electric/Square D Company	Schneider National, Inc.
Schnitzer Steel Industries, Inc.	Scholle Corporation
Schott Solar, Inc.	Scott and White Hospital
SCS Engineers	Sea Star Line, LLC
Securian Financial Group	Securitas Security Services, USA
Selective Insurance Company of America	Seminole Energy Services
Sempra Energy	Sensata Technologies
Sentara Healthcare	Sentry Insurance
Serco NA	Sharp HealthCare
Shearman & Sterling LLP	Shure Incorporated
Sidley Austin, LLP	Simon Property Group
Sinclair Broadcast Group, Inc.	SMC Corporation of America
SMSC Gaming Enterprises	Society of Manufacturing Engineers
Sodexho USA	Southeastern Freight Lines
Southern California Regional Rail Authority	Southern Company
Southern States Cooperative	Southern Union Company
Southwest Airlines	Spartan Stores, Inc.
Spectra Energy	Spectrum Health System
Sprint	SSM Health Care St. Louis
St. Elizabeth Health System	St. Jude Children's Research Hospital
St. Vincent Health	Stamford Hospital
StanCorp Financial Group	Stanford University
Stantec Inc.	Starbucks Coffee Company
Starwood Vacation Ownership	State Auto Insurance Company
State Farm Insurance	State of Indiana
State of Nebraska Department of Administrative Services, Office of the CIO	State of North Carolina
State Personnel Administration (formerly Georgia Merit System)	State Teachers Retirement System of Ohio
Steelcase, Inc.	STG, Inc.
STP Nuclear Operating	Straumann USA
Stream International	Stryker Corporation
Subaru of America, Inc.	Subway Franchisee Advertising Fund Trust
SUEZ Energy North America, Inc.	Summa Health System
Sun Life Financial (US)	Sunoco, Inc.
Sunrise Hospital and Medical Center	Sunsweet Growers, Inc.
SunTrust Banks, Inc.	Superior Essex, Inc.
SuperValu	SureWest Communications
Sutter Health	Swarthmore College
Swedish Health Services	Sykes Enterprises, Incorporated
Symcor	Symetra Financial
Syniverse Technologies	Synovus Financial Corporation

Appendix A
Addendum to response #4 – For illustrative purposes only

T. Rowe Price	Targa Resources, Inc.
TD Ameritrade Holding Corporation	TD Banknorth, Inc.
Technology Credit Union	TECO Energy, Inc.
Telerx Marketing, Inc.	TeleTech Holdings, Inc.
Tellabs	Temple-Inland
Tenaris, Inc. USA	Tenet Healthcare Corporation
Tennant Company	Tennessee Valley Authority
Tesoro Corporation	Texas Health Resources - Presbyterian Hospital of Allen
Texas Health Resources - Presbyterian Village North	Texas Industries, Inc.
Texas Mutual Insurance Company	Texon, LP
Textainer	Textron, Inc.
The Capital Group Companies	The Children's Hospital of Philadelphia
The Children's Mercy Hospital	The Chronicle of Higher Education
The Chubb Corporation	The CNA Corporation
The Coca-Cola Company	The Decurion Corporation
The Doe Run Company	The E. W. Scripps Company
The Employers Association	The Finish Line, Inc.
The Florida Aquarium, Inc.	The Ford Foundation
The Frost National Bank	The Golden 1 Credit Union
The Guardian Life Insurance Company of America	The Hanover Insurance Group, Inc.
The Hartford Financial Services Group, Inc.	The Hershey Company
The Hertz Corporation	The Irvine Company
The Johns Hopkins Hospital	The Joint Commission
The Keane Organization	The Kroger Company
The Longaberger Company	The Methodist Hospital System
The Midland Company	The MITRE Corporation
The Nielsen Company	The NORDAM Group
The Ohio State University	The Regence Group
The Schwan Food Company	The Seattle Times Company
The ServiceMaster Company	The Sherwin-Williams Company
The Sports Authority	The Sundt Companies, Inc.
The Supreme Court of Ohio	The TJX Companies, Inc.
The Toro Company	The Travelers Companies, Inc.
The Turner Corporation	The University of Arizona
The University of Chicago	The University of Chicago Medical Center
The University of Kansas Hospital	The University of New Mexico
The University of Texas Health Science Center at Houston	The University of Texas M. D. Anderson Cancer Center
The University of Texas Medical Branch	The University of Texas Southwestern Medical Center
The Vanguard Group, Inc.	The W.C. Bradley Co.
The Warranty Group, Inc.	The Weitz Company, LLC
The Williams Companies, Inc.	The Yankee Candle Company, Inc.
Thrivent Financial for Lutherans	TIAA-CREF
Timberland Company	Time Warner Telecom, Inc.
Time Warner, Inc.	Title Resource Group
TIW Corporation	T-Mobile USA
Toll Brothers	Toshiba America Business Solutions, Inc.

Appendix A
Addendum to response #4 – For illustrative purposes only

Toshiba America Medical Systems, Inc.	Totem Ocean Trailer Express, Inc.
Toyota Industrial Equipment Manufacturing, Inc.	Trane
TransCanada	TransUnion, LLC
Travis County	Trebol USA, LLC
Trelleborg Automotive Americas	Trelleborg Sealing Solutions U.S., Inc.
Trinity Health	TriWest Healthcare Alliance
Trust Company of America	TSYS Core
Turner Broadcasting System, Inc.	Tyco Electronics
U.S. Cellular®	U.S. Foodservice
UAP Holding	UIL Holdings
Underwriters Laboratories, Inc.	Unified Grocers
Unilever U.S.	UniSource Energy
UNITECH Solutions	United Airlines
United Industries	United Stationers Supply Company
United Water	United Western Bancorp, Inc.
United Western Bancorp, Inc. - United Western Bank	UnitedHealth Group
Unitil	Unitrin Career Agency Companies
Universal Health Services, Inc.	Universal Technical Institute
University of Central Florida	University of Central Missouri
University of Colorado Hospital	University of Houston
University of Illinois at Chicago	University of Louisville
University of Maryland Medical Center	University of Michigan
University of Minnesota	University of Missouri
University of New Mexico Hospitals	University of Pennsylvania
University of Pittsburgh	University of Virginia Health System
University Physicians Healthcare	University Physicians Healthcare - UPH Hospital at Kino Campus
UNUM Group	UPM-Kymmene, Inc.
UPM-Kymmene, Inc. - Blandin Paper Company	Uponor, Inc.
US Airways	US Bancorp
US Oncology, Inc.	US Xpress
USANA Health Sciences	USG Corporation
USG Corporation - L&W Supply	USGA
UST	Utah Transit Authority
Vail Mountain, Inc.	Valero Energy Corporation
Valmont Industries, Inc.	ValueOptions
Vanderbilt University	Vectren Corporation
Ventura Foods, LLC	VeriSign, Inc.
Vermeer Manufacturing Company	Videojet Technologies, Inc.

Appendix A
Addendum to response #4 – For illustrative purposes only

ViewSonic Corporation	Vinson & Elkins, LLP
Virginia Credit Union, Inc.	Virginia United Methodist Homes, Inc.
Visiting Nurse Service of New York	Vistar Corporation
Visteon Corporation	VITAS Healthcare Corporation
Volvo Financial Services	Vonage Holdings Corporation
W. R. Grace	W.L. Gore & Associates, Inc.
Wachovia Corporation	Wackenhut Services, Inc. - Savannah River Site
Waddell & Reed	Waggener Edstrom Worldwide
Wake County Government	Walt Disney Parks & Resorts, LLC
Washington Hospital Center	Washington Metropolitan Area Transit Authority
Washington Mutual, Inc.	Washington Savannah River Company
Washington Suburban Sanitary Commission	Waste Management
Watkins Manufacturing	Wayne Memorial Hospital
Webster Financial Corporation	Wegmans Food Markets, Inc.
Weil, Gotshal & Manges, LLP	WellCare Health Plans
WellPoint, Inc.	Wells' Dairy, Inc.
Wells Fargo & Company	WellSpan Health
Weltman, Weinberg & Reis Co., LPA	Wendy's International, Inc.
West Penn Allegheny Health System - Allegheny General Hospital	West Penn Allegheny Health System - Alle-Kiski Medical Center
West Penn Allegheny Health System - Canonsburg General Hospital	West Penn Allegheny Health System - The Western Pennsylvania Hospital
Westar Energy	Western & Southern Financial Group
Western Digital	Western Union
Westinghouse Electric Company	Weston Solutions, Inc.
W-H Energy Services, Inc.	Wheaton College
Wheaton Franciscan Healthcare	Whip Mix Corporation
Whirlpool Corporation	White Electronic Designs Corporation
Whole Foods Market	William Blair & Company, LLC
William Marsh Rice University	Williams Companies
Wilmer Cutler Pickering Hale & Dorr	Winn-Dixie Stores, Inc.
Winston Industries, Inc.	Wisconsin Court System
Wisconsin Energy	Wisconsin Physicians Service
Wm. Wrigley Jr. Company	Wolf Creek Nuclear
Wolters Kluwer NA	World Vision USA
Worthington Industries	WPP
WPP - Millward Brown	Wright Express Corporation
Wyndham Worldwide	Xcel Energy, Inc.
XL America	XTO Energy, Inc.
Yale University	Yale-New Haven Health System
Yamaha Corporation of America	Zale Corporation
Zions Bancorporation	Zoological Society of Philadelphia
Zurich North America